 Chubb Group of Insurance Companies
                                                DECLARATIONS
 15 Mountain View Road, Warren, New Jersey      FINANCIAL INSTITUTION INVESTMENT
 07059                                          COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):   Bond Number: 81906615

DIMENSIONAL FUND ADVISORS

                                                FEDERAL INSURANCE COMPANY

1299 OCEAN AVENUE, 11TH FLOOR                   Incorporated under the laws of
SANTA MONICA, CA 90401                          Indiana
                                                a stock insurance company herein
                                                called the COMPANY

                                                Capital Center,
                                                251 North Illinois, Suite 1100
                                                Indianapolis, IN
                                                46204-1927

ITEM 1.         BOND PERIOD:     from 12:01 a.m. on December 30, 2007
                                   to 12:01 a.m. on December 30, 2008

ITEM 2.         LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

               If  "Not  Covered"  is  inserted  below  opposite  any  specified
               INSURING  CLAUSE,  such INSURING  CLAUSE and any other  reference shall be  deemed  to be  deleted.  There  shall be no  deductible applicable to any loss under INSURING  CLAUSE 1. sustained by any
               Investment Company.

                                                                                DEDUCTIBLE
           INSURING CLAUSE                            LIMIT OF LIABILITY         AMOUNT

           1.     Employee                            $ 25,000,000               $ 250,000

           2.     On Premises                         $ 25,000,000               $ 250,000

           3.     In Transit                          $ 25,000,000               $ 250,000

           4.     Forgery or Alteration               $ 25,000,000               $ 250,000

           5.     Extended Forgery                    $ 25,000,000               $ 250,000

           6.     Counterfeit Money                   $ 25,000,000               $ 250,000

           7.     Threats to Person                   $ 25,000,000               $ 250,000

           8.     Computer System                     $ 25,000,000               $ 250,000

           9.     Voice Initiated Funds Transfer      $ 25,000,000               $ 250,000
                  Instruction

           10.    Uncollectible Items of Deposit      $ 25,000,000               $ 250,000

           11.    Audit Expense                           $ 25,000                 $ 5,000

           12.    Extended Computer Systems           $ 25,000,000               $ 250,000

           13.    Telefacsimile Instruction           $ 25,000,000               $ 250,000

           14.    Automated Telephone Transactions    $ 25,000,000               $ 250,000

           15.    Unauthorized Signature              $ 25,000,000               $ 250,000

           16.    Claims Expense Coverage                 $ 25,000                 $ 5,000

ITEM 3.         THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
                ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

                1 - 11

IN  WITNESS  WHEREOF,  THE  COMPANY  has  caused  this  Bond to be signed by its authorized  officers,  but it  shall  not be  valid  unless  also  signed  by an authorized representative of the Company.

/s/ W. Andrew Macan                          /s/ Thomas F. Motamed
W. Andrew Macan                              Thomas F. Motamed
Secretary                                    President

                                             /s/ Robert Hamburger
                                             Robert Hamburger
Countersigned by:                            Authorized Representative

ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98)                                           Page 1 of 1

               The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other  statements made and  information  furnished  to the COMPANY by the  ASSURED,  and subject to the  DECLARATIONS  made a part of this Bond and to all other  terms  and  conditions  of this  Bond,  agrees  to pay the
               ASSURED for:

Insuring Clauses

Employee

               1.   Loss  resulting   directly  from  Larceny  or   Embezzlement
                    committed  by  any  Employee,  alone  or in  collusion  with others.

On Premises

               2.   Loss of Property resulting directly from robbery,  burglary,
                    false   pretenses,   common   law  or   statutory   larceny,
                    misplacement,    mysterious   unexplainable   disappearance,
                    damage, destruction or removal, from the possession, custody or control of the ASSURED,  while such Property is lodged or deposited at premises located anywhere.

In Transit

               3.   Loss of  Property  resulting  directly  from  common  law or statutory larceny,  misplacement,  mysterious  unexplainable disappearance,  damage or destruction, while the Property is in transit anywhere:

                    a.   in an armored  motor  vehicle,  including  loading  and
                         unloading  thereof,

                    b.   in  the  custody  of  a  natural  person  acting  as  a
                         messenger of the ASSURED, or

                    c.   in the  custody of a  Transportation  Company and being
                         transported in a conveyance other than an armored motor
                         vehicle  provided,   however,   that  covered  Property
                         transported in such manner is limited to the following:

                    (1)  written records,

                    (2)  securities  issued  in  registered  form,  which  are not endorsed or are restrictively endorsed, or

                    (3)  negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

                    Coverage  under this INSURING  CLAUSE begins  immediately on the  receipt  of such  Property  by the  natural  person  or
                    Transportation  Company and ends  immediately on delivery to the premises of the  addressee or to any  representative  of the addressee located anywhere.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 1 of 19

Insuring Clauses
(continued)

Forgery Or Alteration

               4.   Loss resulting directly from:

                    a.   Forgery on, or fraudulent  material  alteration of, any
                         bills  of  exchange,   checks,   drafts,   acceptances,
                         certificates of deposits,  promissory notes, due bills,
                         money orders, orders upon public treasuries, letters of
                         credit, other written promises, orders or directions to
                         pay  sums  certain  in  money,   or  receipts  for  the
                         withdrawal of Property, or

                    b.   transferring,  paying or delivering  any funds or other
                         Property,  or  establishing  any  credit or giving  any
                         value in reliance on any written instructions,  advices
                         or applications  directed to the ASSURED authorizing or
                         acknowledging  the  transfer,   payment,   delivery  or
                         receipt of funds or other Property, which instructions,
                         advices or  applications  fraudulently  purport to bear
                         the  handwritten  signature  of  any  customer  of  the
                         ASSURED,  or  shareholder or subscriber to shares of an
                         Investment Company, or of any financial  institution or
                         Employee   but   which    instructions,    advices   or
                         applications   either  bear  a  Forgery  or  have  been
                         fraudulently  materially  altered without the knowledge
                         and consent of such customer, shareholder,  subscriber,
                         financial institution or Employee;

               excluding,  however,  under this INSURING CLAUSE any loss covered under  INSURING  CLAUSE 5. of this Bond,  whether or not coverage for  INSURING  CLAUSE 5. is provided for in the  DECLARATIONS  of this Bond.

               For  the  purpose  of  this  INSURING   CLAUSE,   a  mechanically
               reproduced   facsimile   signature  is  treated  the  same  as  a
               handwritten signature.

Extended Forgery

               5.   Loss  resulting  directly from the ASSURED  having,  in good faith,  and in the ordinary course of business,  for its own account or the account of others in any capacity:

                    a.   acquired,  accepted or received,  accepted or received,
                         sold or delivered,  or given value,  extended credit or
                         assumed   liability,   in  reliance  on  any   original
                         Securities,  documents  or  other  written  instruments
                         which prove to:

                    (1)  bear a Forgery or a fraudulently material alteration,

                    (2)  have been lost or stolen, or

                    (3)  be Counterfeit, or

                    b.   guaranteed  in writing or witnessed  any  signatures on
                         any  transfer,  assignment,  bill  of  sale,  power  of
                         attorney,  guarantee,  endorsement or other  obligation
                         upon or in connection with any Securities, documents or
                         other written instruments.

               Actual  physical   possession,   and  continued  actual  physical
               possession if taken as collateral, of such Securities,  documents or other  written  instruments  by an Employee,  Custodian,  or a
               Federal or State chartered deposit  institution of the ASSURED is a condition precedent to the ASSURED having relied on such items.
               Release or return of such collateral is an  acknowledgment by the
               ASSURED that it no longer relies on such collateral.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 2 of 19

Insuring Clauses

Extended Forgery
(continued)

               For  the  purpose  of  this  INSURING   CLAUSE,   a  mechanically
               reproduced   facsimile   signature  is  treated  the  same  as  a
               handwritten signature.

Counterfeit Money

               6.   Loss  resulting  directly from the receipt by the ASSURED in good faith of any Counterfeit money.

Threats To Person

               7.   Loss resulting directly from surrender of Property away from
                    an  office  of  the   ASSURED   as  a  result  of  a  threat
                    communicated to the ASSURED to do bodily harm to an Employee as defined in Section  1.e.  (1), (2) and (5), a Relative or invitee of such Employee,  or a resident of the household of such  Employee,  who is, or allegedly is, being held captive provided,  however,  that  prior  to the  surrender  of such
                    Property:

                    a.   the  Employee  who  receives  the  threat  has  made  a
                         reasonable  effort to notify an officer of the  ASSURED
                         who is not involved in such threat, and

                    b.   the ASSURED has made a reasonable  effort to notify the
                         Federal   Bureau   of   Investigation   and  local  law
                         enforcement authorities concerning such threat.

                    It is agreed that for purposes of this INSURING CLAUSE,  any
                    Employee  of the  ASSURED,  as set  forth  in the  preceding paragraph,  shall be deemed to be an ASSURED hereunder,  but only with respect to the surrender of money,  securities and other tangible  personal property in which such Employee has a legal or equitable interest.

Computer System

               8.   Loss resulting directly from fraudulent:

                    a.   entries of data into, or

                    b.   changes of data elements or programs within,

                    a Computer  System,  provided the fraudulent entry or change causes:

                    (1)  funds  or other  property  to be  transferred,  paid or delivered,

                    (2)  an account  of the  ASSURED  or of its  customer  to be added, deleted, debited or credited, or

                    (3)  an unauthorized  account or a fictitious  account to be debited or credited.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 3 of 19

Insuring Clauses
(continued)

Voice Initiated Funds
Transfer Instruction

               9.   Loss resulting  directly from Voice Initiated Funds Transfer
                    Instruction  directed  to the  ASSURED  authorizing  the
                    transfer  of  dividends  or  redemption   proceeds  Transfer
                    Instruction  of Investment  Company shares from a Customer's
                    account,   provided  such  Voice  Initiated  Funds  Transfer
                    Instruction was:

                    a.   received at the ASSURED'S offices by those Employees of
                         the  ASSURED  specifically  authorized  to receive  the
                         Voice Initiated Funds Transfer Instruction,

                    b.   made by a person purporting to be a Customer, and

                    c.   made by said  person for the  purpose  of  causing  the
                         ASSURED  or  Customer  to  sustain  a loss or making an
                         improper personal financial gain for such person or any
                         other person.

                    In order for coverage to apply under this  INSURING  CLAUSE, all Voice  Initiated  Funds  Transfer  Instructions  must be received and  processed in  accordance  with the  Designated
                    Procedures  outlined  in the  APPLICATION  furnished  to the
                    COMPANY.

Uncollectible Items of
Deposit

               10.  Loss resulting  directly from the ASSURED having credited an account of a  customer,  shareholder  or  subscriber  on the
                    faith  of  any   Items  of   Deposit   which   prove  to  be
                    uncollectible,  provided  that the crediting of such account causes:

                    a.   redemptions or withdrawals to be permitted,

                    b.   shares to be issued, or

                    c.   dividends to be paid,

                    from an account of an Investment Company.

                    In order for coverage to apply under this  INSURING  CLAUSE, the  ASSURED  must hold  Items of  Deposit  for the  minimum number of days stated in the APPLICATION  before  permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

                    Items of Deposit shall not be deemed uncollectible until the
                    ASSURED'S standard collection procedures have failed.

Audit Expense

               11.  Expense incurred by the ASSURED for that part of the cost of
                    audits  or   examinations   required  by  any   governmental
                    regulatory  authority or self-regulatory  organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss  sustained by the ASSURED and covered by this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 4 of 19

General Agreements

Additional Companies
Included As Assured

               A.   If more than one corporation,  or Investment Company, or any combination ofthem is included as the ASSURED herein:

                    (1)  The total  liability of the COMPANY under this Bond for loss or losses  sustained  by any one or more or all of
                         them shall not  exceed the limit for which the  COMPANY
                         would be liable  under  this Bond if all such loss were
                         sustained by any one of them.

                    (2)  Only the first named  ASSURED shall be deemed to be the sole agent of the others  for all  purposes  under this
                         Bond,  including  but  not  limited  to the  giving  or
                         receiving  of any notice or proof  required to be given
                         and for the  purpose  of  effecting  or  accepting  any
                         amendments to or  termination of this Bond. The COMPANY
                         shall  furnish each  Investment  Company with a copy of
                         the Bond and with any amendment thereto,  together with
                         a copy of each  formal  filing  of claim  by any  other
                         named  ASSURED  and  notification  of the  terms of the
                         settlement of each such claim prior to the execution of
                         such settlement.

                    (3)  The  COMPANY  shall not be  responsible  for the proper application  of any payment made hereunder to the first
                         named ASSURED.

                    (4)  Knowledge  possessed or discovery  made by any partner, director,  trustee,  officer or supervisory employee of
                         any ASSURED shall constitute  knowledge or discovery by
                         all the ASSUREDS for the purposes of this Bond.

                    (5)  If the first named ASSURED  ceases for any reason to be covered under this Bond, then the ASSURED next named on
                         the APPLICATION  shall  thereafter be considered as the
                         first named ASSURED for the purposes of this Bond.

Representation Made By
Assured

               B.   The ASSURED represents that all information it has furnished in the  APPLICATION  for this Bond or otherwise is complete, true and correct.  Such  APPLICATION  and other  information constitute part of this Bond.

                    The ASSURED must  promptly  notify the COMPANY of any change in any fact or  circumstance  which  materially  affects the risk assumed by the COMPANY under this Bond.

                    Any intentional misrepresentation,  omission, concealment or incorrect  statement of a material fact, in the  APPLICATION or otherwise, shall be grounds for recision of this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 5 of 19

General Agreements
(continued)

Additional Offices Or
Employees - Consolidation,
Merger Or Purchase Or
Acquisition Of Assets
OrLiabilities - Notice To
Company

               C.   If the ASSURED, other than an Investment Company, while this
                    Bond is in force,  merges or consolidates with, or purchases or acquires  assets or liabilities  of another  institution, the ASSURED shall not have the coverage  afforded under this
                    Bond for loss which has:

                    (1)  occurred or will occur on premises, or

                    (2)  been caused or will be caused by an employee, or

                    (3)  arisen or will arise out of the assets or  liabilities,

                    of such institution, unless the ASSURED:

                    a.   gives  the  COMPANY  written  notice  of  the  proposed
                         consolidation,  merger or  purchase or  acquisition  of
                         assets or liabilities  prior to the proposed  effective
                         date of such action, and

                    b.   obtains  the  written  consent of the COMPANY to extend
                         some or all of the  coverage  provided  by this Bond to
                         such additional exposure, and

                    c.   on  obtaining  such  consent,  pays to the  COMPANY  an
                         additional premium.

Change Of Control -
Notice To Company

               D.   When the ASSURED  learns of a change in control  (other than in an Investment Company),  as set forth in Section 2(a) (9)
                    of the  Investment  Company Act of 1940,  the ASSURED  shall within  sixty (60) days give  written  notice to the COMPANY setting forth:

                    (1)  the names of the  transferors  and  transferees (or the names of the beneficial owners if the voting securities
                         are registered in another name),

                    (2)  the  total  number of  voting  securities  owned by the transferors  and the  transferees  (or  the  beneficial
                         owners),   both   immediately   before  and  after  the
                         transfer, and

                    (3)  the total number of outstanding voting securities.

                    Failure  to  give  the  required   notice  shall  result  in
                    termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And
Attorneys' Fees

               E.   The COMPANY will  indemnify  the ASSURED for court costs and reasonable  attorneys' fees incurred and paid by the ASSURED in defense, whether or not successful,  whether or not fully litigated on the merits and whether or not  settled,  of any claim,  suit or legal  proceeding  with respect to which the
                    ASSURED  would be  entitled  to  recovery  under  this Bond.
                    However,  with  respect to INSURING  CLAUSE 1., this Section shall only apply in the event that:

                    (1)  an  Employee  admits  to being  guilty  of  Larceny  or
                         Embezzlement,

                    (2)  an Employee is  adjudicated  to be guilty of Larceny or
                         Embezzlement, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 6 of 19

General Agreements

Court Costs And
Attorneys' Fees
(continued)

                    (3)  in the absence of 1 or 2 above,  an  arbitration  panel agrees,  after a review of an agreed statement of facts
                         between the COMPANY and the  ASSURED,  that an Employee
                         would be found  guilty of  Larceny or  Embezzlement  if
                         such Employee were prosecuted.

                    The ASSURED shall promptly give notice to the COMPANY of any such  suit or legal  proceeding  and at the  request  of the
                    COMPANY shall furnish  copies of all pleadings and pertinent papers to the COMPANY.  The COMPANY may, at its sole option, elect to  conduct  the  defense of all or part of such legal proceeding.  The defense by the COMPANY shall be in the name of the ASSURED  through  attorneys  selected by the COMPANY.
                    The ASSURED shall  provide all  reasonable  information  and assistance as required by the COMPANY for such defense.

                    If the COMPANY declines to defend the ASSURED, no settlement without  the  prior  written  consent  of  the  COMPANY  nor judgment  against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

                    If the amount demanded in any such suit or legal  proceeding is within the DEDUCTIBLE  AMOUNT,  if any, the COMPANY shall have no  liability  for  court  costs  and  attorney's  fees incurred  in  defending  all or part of such  suit or  legal proceeding.

                    If the amount demanded in any such suit or legal  proceeding is in excess of the LIMIT OF LIABILITY  stated in ITEM 2. of the  DECLARATIONS for the applicable  INSURING  CLAUSE,  the
                    COMPANY'S  liability  for court  costs and  attorney's  fees incurred  in  defending  all or part of such  suit or  legal proceedings is limited to the proportion of such court costs and  attorney's  fees  incurred  that the LIMIT OF LIABILITY stated  in ITEM 2. of the  DECLARATIONS  for the  applicable
                    INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

                    If the amount demanded is any such suit or legal  proceeding is in excess of the  DEDUCTIBLE  AMOUNT,  if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable  INSURING CLAUSE, the COMPANY'S liability for court costs and  attorney's  fees  incurred in defending all or part  of such  suit or  legal  proceedings  shall  be limited to the  proportion of such court costs or attorney's fees that the amount  demanded  that would be payable  under this Bond after application of the DEDUCTIBLE AMOUNT,  bears to the total amount demanded.

                    Amounts  paid by the COMPANY for court costs and  attorneys'
                    fees shall be in addition to the LIMIT OF  LIABILITY  stated
                    in ITEM 2. of the DECLARATIONS.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 7 of 19

Conditions And
Limitations

Definitions

               1.   As used in this Bond:

                    a.   Computer System means a computer and all input, output,
                         processing,  storage,  off-line  media  libraries,  and
                         communication  facilities  which are  connected  to the
                         computer   and  which  are   under  the   control   and
                         supervision    of   the    operating    system(s)    or
                         application(s) software used by the ASSURED.

                    b.   Counterfeit  means  an  imitation  of an  actual  valid
                         original  which is  intended to deceive and be taken as
                         the original.

                    c.   Custodian  means  the  institution   designated  by  an
                         Investment  Company to maintain  possession and control
                         of its assets.

                    d.   Customer means an individual,  corporate,  partnership,
                         trust   customer,   shareholder  or  subscriber  of  an
                         Investment  Company which has a written  agreement with
                         the  ASSURED  for  Voice   Initiated   Funds   Transfer
                         Instruction.

                    e.   Employee means:

                    (1)  an officer of the ASSURED,

                    (2)  a natural  person  while in the regular  service of the
                         ASSURED   at  any  of  the   ASSURED'S   premises   and
                         compensated directly by the ASSURED through its payroll
                         system  and  subject  to  the  United  States  Internal
                         Revenue Service Form W-2 or equivalent income reporting
                         plans of other countries,  and whom the ASSURED has the
                         right to control and direct both as to the result to be
                         accomplished and details and means by which such result
                         is accomplished in the performance of such service,

                    (3)  a guest student pursuing  studies or performing  duties in any of the ASSURED'S premises,

                    (4)  an attorney  retained by the ASSURED and an employee of such attorney while either is performing legal services
                         for the ASSURED,

                    (5)  a natural person  provided by an employment  contractor to perform  employee  duties for the ASSURED  under the
                         ASSURED'S supervision at any of the ASSURED'S premises,

                    (6)  an employee of an  institution  merged or  consolidated with the ASSURED  prior to the  effective  date of this
                         Bond,

                    (7)  a director  or trustee of the  ASSURED,  but only while performing  acts within the scope of the  customary and
                         usual  duties of any  officer or other  employee of the
                         ASSURED  or while  acting as a member of any  committee
                         duly  elected or  appointed to examine or audit or have
                         custody of or access to Property of the ASSURED, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 8 of 19

Conditions And
Limitations

Definitions
(continued)

                    (8)  each  natural   person,   partnership   or  corporation
                         authorized  by written  agreement  with the  ASSURED to
                         perform services as electronic data processor of checks
                         or other accounting  records related to such checks but
                         only while such person,  partnership  or corporation is
                         actually performing such services and not:

                    a.   creating,  preparing,   modifying  or  maintaining  the
                         ASSURED'S computer software or programs, or

                    b.   acting  as  transfer  agent  or  in  any  other  agency
                         capacity in issuing  checks,  drafts or securities  for
                         the ASSURED,

                    (9)  any  partner,  officer  or  employee  of an  investment advisor, an underwriter (distributor), a transfer agent
                         or   shareholder   accounting   recordkeeper,   or   an
                         administrator,   for  an   Investment   Company   while
                         performing   acts  coming   within  the  scope  of  the
                         customary and usual duties of an officer or employee of
                         an  Investment  Company  or  acting  as a member of any
                         committee  duly elected or appointed to examine,  audit
                         or  have  custody  of  or  access  to  Property  of  an
                         Investment Company.

                    The term Employee shall not include any partner,  officer or
                    employee  of  a  transfer  agent,   shareholder   accounting
                    recordkeeper or administrator:

                    a.   which is not an  "affiliated  person"  (as  defined  in
                         Section 2(a) of the Investment  Company Act of 1940) of
                         an Investment  Company or of the investment  advisor or
                         underwriter  (distributor) of such Investment  Company,
                         or

                    b.   which is a "bank" (as  defined  in Section  2(a) of the
                         Investment Company Act of 1940).

                    This Bond does not afford coverage in favor of the employers of  persons as set forth in e. (4),  (5) and (8) above,  and upon  payment  to  the  ASSURED  by  the  COMPANY  resulting directly  from Larceny or  Embezzlement  committed by any of the  partners,  officers  or  employees  of such  employers, whether  acting  alone  or  in  collusion  with  others,  an assignment  of such of the  ASSURED'S  rights  and causes of action as it may have  against  such  employers by reason of such acts so committed shall, to the extent of such payment, be given by the  ASSURED  to the  COMPANY,  and the  ASSURED shall execute all papers  necessary to secure to the COMPANY the rights provided for herein.

                    Each employer of persons as set forth in e.(4),  (5) and (8)
                    above and the partners, officers and other employees of such employers shall  collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

                    Independent  contractors not specified in e.(4),  (5) or (8)
                    above,    intermediaries,    agents,    brokers   or   other
                    representatives  of the same general  character shall not be considered Employees.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 9 of 19

Conditions And
Limitations

Definitions
(continued)

                    f.   Forgery  means  the  signing  of the  name  of  another
                         natural  person with the intent to deceive but does not
                         mean a signature  which consists in whole or in part of
                         one's  own  name,  with or  without  authority,  in any
                         capacity for any purpose.

                    g.   Investment   Company  means  any   investment   company
                         registered under the Investment Company Act of 1940 and
                         listed under the NAME OF ASSURED on the DECLARATIONS.

                    h.   Items of  Deposit  means  one or more  checks or drafts
                         drawn upon a financial institution in the United States
                         of America.

                    i.   Larceny or  Embezzlement  means larceny or embezzlement
                         as defined in Section 37 of the Investment  Company Act
                         of 1940.

                    j.   Property   means  money,   revenue  and  other  stamps;
                         securities;  including any note, stock, treasury stock,
                         bond, debenture, evidence of indebtedness,  certificate
                         of deposit, certificate of interest or participation in
                         any  profit-  sharing   agreement,   collateral   trust
                         certificate,     preorganization     certificate     or
                         subscription,  transferable share, investment contract,
                         voting trust certificate,  certificate of deposit for a
                         security, fractional undivided interest in oil, gas, or
                         other  mineral  rights,  any  interest  or  instruments
                         commonly  known  as a  security  under  the  Investment
                         Company Act of 1940, any other  certificate of interest
                         or participation  in, temporary or interim  certificate
                         for, receipt for,  guarantee of, or warrant or right to
                         subscribe to or purchase any of the foregoing; bills of
                         exchange; acceptances; checks; withdrawal orders; money
                         orders;  travelers' letters of credit; bills of lading;
                         abstracts   of  title;   insurance   policies,   deeds,
                         mortgages  on real  estate  and/or  upon  chattels  and
                         interests therein;  assignments of such policies, deeds
                         or mortgages; other valuable papers, including books of
                         accounts  and other  records used by the ASSURED in the
                         conduct of its business (but  excluding all  electronic
                         data processing  records);  and, all other  instruments
                         similar to or in the nature of the  foregoing  in which
                         the  ASSURED  acquired  an  interest at the time of the
                         ASSURED'S  consolidation or merger with, or purchase of
                         the  principal  assets of, a  predecessor  or which are
                         held by the ASSURED for any purpose or in any  capacity
                         and whether so held  gratuitously or not and whether or
                         not the ASSURED is liable therefor.

                    k.   Relative  means the spouse of an Employee or partner of
                         the ASSURED and any unmarried  child  supported  wholly
                         by, or living in the home of, such  Employee or partner
                         and being  related to them by blood,  marriage or legal
                         guardianship.

                    l.   Securities,  documents  or  other  written  instruments
                         means  original   (including   original   counterparts)
                         negotiable   or    non-negotiable    instruments,    or
                         assignments   thereof,   which  in  and  of  themselves
                         represent an equitable interest, ownership, or debt and
                         which  are  in  the   ordinary   course   of   business
                         transferable by delivery of such  instruments  with any
                         necessary endorsements or assignments.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 10 of 19

Conditions And
Limitations

Definitions
(continued)

                    m.   Subsidiary   means  any   organization   that,  at  the
                         inception   date  of  this   Bond,   is  named  in  the
                         APPLICATION or is created during the BOND PERIOD and of
                         which more than fifty percent (50%) of the  outstanding
                         securities  or voting rights  representing  the present
                         right to vote for  election  of  directors  is owned or
                         controlled  by the ASSURED  either  directly or through
                         one or more of its subsidiaries.

                    n.   Transportation  Company  means any  organization  which
                         provides   its   own  or  its   leased   vehicles   for
                         transportation or which provides freight  forwarding or
                         air express services.

                    o.   Voice Initiated Election means any election  concerning
                         dividend  options   available  to  Investment   Company
                         shareholders or subscribers which is requested by voice
                         over the telephone.

                    p.   Voice  Initiated  Redemption  means any  redemption  of
                         shares  issued  by  an  Investment   Company  which  is
                         requested by voice over the telephone.

                    q.   Voice  Initiated Funds Transfer  Instruction  means any
                         Voice Initiated Redemption or Voice Initiated Election.

                    For the purposes of these definitions, the singular includes the plural  and the plural  includes  the  singular,  unless otherwise indicated.

General Exclusions -
Applicable to All
Insuring
Clauses

               2.   This bond does not directly or indirectly cover:

                    a.   loss not  reported  to the  COMPANY in  writing  within
                         sixty  (60) days after  termination  of this Bond as an
                         entirety;

                    b.   loss due to riot or civil commotion  outside the United
                         States  of  America  and  Canada,  or any  loss  due to
                         military,  naval or usurped power, war or insurrection.
                         This  Section  2.b.,  however,  shall not apply to loss
                         which occurs in transit in the circumstances recited in
                         INSURING CLAUSE 3., provided that when such transit was
                         initiated  there  was no  knowledge  on the part of any
                         person  acting  for the  ASSURED  of such  riot,  civil
                         commotion,  military,  naval or usurped  power,  war or
                         insurrection;

                    c.   loss resulting  from the effects of nuclear  fission or
                         fusion or radioactivity;

                    d.   loss of potential income including, but not limited to,
                         interest and  dividends  not realized by the ASSURED or
                         by any customer of the ASSURED;

                    e.   damages  of any type for which the  ASSURED  is legally
                         liable,  except compensatory damages, but not multiples
                         thereof, arising from a loss covered under this Bond;

                    f.   costs,  fees and  expenses  incurred  by the ASSURED in
                         establishing  the  existence of or amount of loss under
                         this Bond,  except to the extent covered under INSURING
                         CLAUSE 11.;

                    g.   loss resulting from indirect or  consequential  loss of
                         any nature;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 11 of 19

Conditions And
Limitations

General Exclusions -
Applicable to All
Insuring Clauses
(continued)

                    h.   loss resulting from dishonest acts by any member of the
                         Board of  Directors or Board of Trustees of the ASSURED
                         who is not an  Employee,  acting  alone or in collusion
                         with others;

                    i.   loss, or that part of any loss,  resulting  solely from
                         any violation by the ASSURED or by any Employee:

                    (1)  of any law regulating:

                    a.   the issuance, purchase or sale of securities,

                    b.   securities   transactions   on  security  or  commodity
                         exchanges or the over the counter market,

                    c.   investment companies,

                    d.   investment advisors, or

                    (2)  of any rule or  regulation  made  pursuant  to any such law; or

                    j.   loss of confidential information, material or data;

                    k.   loss  resulting  from voice  requests  or  instructions
                         received over the  telephone,  provided  however,  this
                         Section 2.k.  shall not apply to INSURING  CLAUSE 7. or
                         9.

Specific Exclusions -
Applicable To All
Insuring
Clauses Except Insuring
Clause 1.

               3.   This Bond does not directly or indirectly cover:

                    a.   loss caused by an  Employee,  provided,  however,  this
                         Section  3.a.  shall  not apply to loss  covered  under
                         INSURING  CLAUSE  2.  or 3.  which  results  Clause  1.
                         directly from  misplacement,  mysterious  unexplainable
                         disappearance, or damage or destruction of Property;

                    b.   loss  through  the  surrender  of  property  away  from
                         premises of the ASSURED as a result of a threat:

                    (1)  to do bodily harm to any natural person, except loss of
                         Property in transit in the custody of any person acting
                         as messenger of the  ASSURED,  provided  that when such
                         transit was  initiated  there was no  knowledge  by the
                         ASSURED of any such threat,  and provided  further that
                         this  Section 3.b.  shall not apply to INSURING  CLAUSE
                         7., or

                    (2)  to do  damage  to  the  premises  or  Property  of  the
                         ASSURED;

                    c.   loss resulting  from payments made or withdrawals  from
                         any  account   involving   erroneous  credits  to  such
                         account;

                    d.   loss  involving  Items of Deposit which are not finally
                         paid for any reason provided however, that this Section
                         3.d. shall not apply to INSURING CLAUSE 10.;

                    e.   loss of property while in the mail;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 12 of 19

Conditions And
Limitations

Specific Exclusions -
Applicable To All Insuring
Clauses Except Insuring
Clause 1
(continued)

                    f.   loss  resulting  from the  failure  for any reason of a
                         financial or  depository  institution,  its receiver or
                         other  liquidator  to pay or  deliver  funds  or  other
                         Property  to the  ASSURED  provided  further  that this
                         Section  3.f.  shall  not  apply  to loss  of  Property
                         resulting    directly    from    robbery,     burglary,
                         misplacement,  mysterious unexplainable  disappearance,
                         damage,  destruction  or removal  from the  possession,
                         custody or control of the ASSURED.

                    g.   loss  of   Property   while   in  the   custody   of  a
                         Transportation  Company,  provided  however,  that this
                         Section 3.g. shall not apply to INSURING CLAUSE 3.;

                    h.   loss  resulting  from  entries  or  changes  made  by a
                         natural  person  with  authorized  access to a Computer
                         System who acts in good faith on  instructions,  unless
                         such  instructions  are  given  to  that  person  by  a
                         software   contractor  or  its  partner,   officer,  or
                         employee authorized by the ASSURED to design,  develop,
                         prepare,  supply,  service, write or implement programs
                         for the ASSURED's Computer System; or

                    i.   loss resulting directly or indirectly from the input of
                         data into a  Computer  System  terminal,  either on the
                         premises  of the  customer  of the ASSURED or under the
                         control  of such a  customer,  by a  customer  or other
                         person  who had  authorized  access  to the  customer's
                         authentication mechanism.

Specific Exclusions -
Applicable To All Insuring
Clauses Except Insuring
Clauses 1., 4., And 5.

               4.   This bond does not directly or indirectly cover:

                    a.   loss resulting from the complete or partial non-payment
                         of or  default  on  any  loan  whether  such  loan  was
                         procured  in good  faith or  through  trick,  artifice,
                         fraud  or  false  pretenses;  provided,  however,  this
                         Section 4.a.  shall Clauses 1., 4., And 5. not apply to
                         INSURING CLAUSE 8.;

                    b.   loss resulting from forgery or any alteration;

                    c.   loss involving a counterfeit  provided,  however,  this
                         Section 4.c.  shall not apply to INSURING  CLAUSE 5. or
                         6.

Limit Of Liability/Non-
Reduction And Non-
Accumulation Of Liability

               5.   At all times prior to  termination  of this Bond,  this Bond shall  continue  in  force  for  the  limit  stated  in  the
                    applicable   sections  of  ITEM  2.  of  the   DECLARATIONS,
                    notwithstanding  any previous loss for which the COMPANY may have  paid or be liable  to pay  under  this Bond  provided, however,  that the  liability of the COMPANY under this Bond with respect to all loss resulting from:

                    a.   any one act of burglary, robbery or hold-up, or attempt
                         thereat,   in  which  no  Employee  is   concerned   or
                         implicated, or

                    b.   any one  unintentional  or negligent act on the part of
                         any one person resulting in damage to or destruction or
                         misplacement of Property, or

                    c.   all acts,  other than those  specified in a. above,  of
                         any one person, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 13 of 19

Conditions And
Limitations

Limit Of Liability/Non-
Reduction And Non-
Accumulation Of Liability
(continued)

                    d.   any one casualty or event other than those specified in
                         a., b., or c. above,

                    shall be deemed to be one loss and shall be  limited  to the applicable  LIMIT  OF  LIABILITY  stated  in  ITEM 2. of the
                    DECLARATIONS  of this Bond  irrespective of the total amount of such  loss or  losses  and  shall  not be  cumulative  in amounts from year to year or from period to period.

                    All  acts, as specified in c. above, of any one person which

                    i.   directly or indirectly  aid in any way wrongful acts of
                         any other person or persons, or

                    ii.  permit the  continuation  of wrongful acts of any other person or persons

                    whether  such  acts  are  committed   with  or  without  the
                    knowledge of the wrongful  acts of the person so aided,  and whether such acts are  committed  with or without the intent to aid such  other  person,  shall be  deemed to be one loss with the wrongful acts of all persons so aided.

Discovery

               6.   This  Bond  applies  only to  loss  first  discovered  by an officer of the  ASSURED  during the BOND  PERIOD.  Discovery occurs at the  earlier of an officer  of the  ASSURED  being aware of:

                    a.   facts which may subsequently result in a loss of a type
                         covered by this Bond, or

                    b.   an actual  or  potential  claim in which it is  alleged
                         that the ASSURED is liable to a third party,

                    regardless  of when the act or acts causing or  contributing to such loss  occurred,  even though the amount of loss does not exceed the applicable  DEDUCTIBLE  AMOUNT,  or the exact amount or details of loss may not then be known.

Notice To Company -
Proof - Legal Proceedings
Against Company

               7.

                    a.   The ASSURED  shall give the COMPANY  notice  thereof at
                         the earliest  practicable  moment,  not to exceed sixty
                         (60) days after discovery of loss, in an amount that is
                         in excess of 50% of the applicable  DEDUCTIBLE  AMOUNT,
                         as stated in ITEM 2. of the DECLARATIONS.

                    b.   The ASSURED shall furnish to the COMPANY proof of loss,
                         duly  sworn to,  with full  particulars  within six (6)
                         months after such discovery.

                    c.   Securities   listed  in  a  proof  of  loss   shall  be
                         identified by  certificate  or bond numbers,  if issued
                         with them.

                    d.   Legal  proceedings  for the  recovery of any loss under
                         this Bond shall not be brought prior to the  expiration
                         of sixty  (60)  days  after  the proof of loss is filed
                         with the COMPANY or after the expiration of twenty-four
                         (24) months from the discovery of such loss.

                    e.   This  Bond  affords  coverage  only  in  favor  of  the
                         ASSURED.  No claim,  suit,  action or legal proceedings
                         shall be brought  under this Bond by anyone  other than
                         the ASSURED.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 14 of 19

Conditions And
Limitations

Notice To Company -
Proof - Legal Proceedings
Against Company
(continued)

                    f.   Proof of loss involving  Voice Initiated Funds Transfer
                         Instruction shall include electronic recordings of such
                         instructions.

Deductible Amount

               8.   The COMPANY  shall not be liable under any INSURING  CLAUSES of this Bond on  account  of loss  unless the amount of such loss,  after  deducting the net amount of all  reimbursement and/or recovery obtained or made by the ASSURED,  other than from any Bond or policy of insurance  issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss,  shall exceed  the  DEDUCTIBLE  AMOUNT  set forth in ITEM 3. of the
                    DECLARATIONS, and then for such excess only, but in no event for more than the applicable  LIMITS OF LIABILITY  stated in
                    ITEM 2. of the DECLARATIONS.

                    There shall be no  deductible  applicable  to any loss under
                    INSURING CLAUSE 1. sustained by any Investment Company.

Valuation

               9.   BOOKS OF ACCOUNT OR OTHER RECORDS

                    The  value of any loss of  Property  consisting  of books of account or other  records used by the ASSURED in the conduct of its business  shall be the amount paid by the ASSURED for blank books,  blank pages,  or other materials which replace the lost books of account or other records, plus the cost of labor paid by the  ASSURED for the actual  transcription  or copying of data to reproduce  such books of account or other records.

                    The  value  of any  loss of  Property  other  than  books of account or other  records used by the ASSURED in the conduct of its  business,  for  which  a  claim  is  made  shall  be determined  by the average  market value of such Property on the business  day  immediately  preceding  discovery of such loss  provided,  however,  that the  value  of any  Property replaced by the ASSURED  with the consent of the COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

                    In the  case of a loss of  interim  certificates,  warrants, rights  or  other  securities,  the  production  of which is necessary  to  the  exercise  of  subscription,  conversion, redemption or deposit privileges, the value of them shall be the market value of such  privileges  immediately  preceding their  expiration if said loss is not discovered until after their  expiration.  If no market  price is  quoted  for such
                    Property or for such privileges, the value shall be fixed by agreement between the parties.

                    OTHER PROPERTY

                    The  value of any loss of  Property,  other  than as  stated
                    above,  shall  be the  actual  cash  value  or the  cost  of repairing or replacing  such  Property with Property of like quality and value, whichever is less.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 15 of 19

Conditions And
Limitations
(continued)

Securities Settlement

               10.  In the  event of a loss of  securities  covered  under  this
                    Bond,  the  COMPANY  may, at its sole  discretion,  purchase replacement  securities,  tender the value of the securities in money,  or issue  its  indemnity  to  effect  replacement securities.

                    The  indemnity  required from the ASSURED under the terms of this Section  against all loss, cost or expense arising from the  replacement  of securities  by the COMPANY'S  indemnity shall be:

                    a.   for securities having a value less than or equal to the
                         applicable  DEDUCTIBLE  AMOUNT  -  one  hundred  (100%)
                         percent;

                    b.   for  securities   having  a  value  in  excess  of  the
                         DEDUCTIBLE  AMOUNT but within the  applicable  LIMIT OF
                         LIABILITY - the percentage  that the DEDUCTIBLE  AMOUNT
                         bears to the value of the securities;

                    c.   for   securities   having  a  value  greater  than  the
                         applicable LIMIT OF LIABILITY - the percentage that the
                         DEDUCTIBLE   AMOUNT  and   portion  in  excess  of  the
                         applicable LIMIT OF LIABILITY bears to the value of the
                         securities.

                    The value  referred to in Section  10.a.,  b., and c. is the value in accordance with Section 9, VALUATION, regardless of the value of such  securities at the time the loss under the
                    COMPANY'S indemnity is sustained.

                    The COMPANY is not required to issue its  indemnity  for any portion of a loss of securities which is not covered by this
                    Bond;  however,  the  COMPANY may do so as a courtesy to the
                    ASSURED and at its sole discretion.

                    The  ASSURED  shall  pay  the  proportion  of the  Company's premium  charge for the Company's  indemnity as set forth in
                    Section  10.a.,  b.,  and c.  No  portion  of the  LIMIT  OF
                    LIABILITY  shall  be  used as  payment  of  premium  for any indemnity  purchased  by the  ASSURED to obtain  replacement securities.

Subrogation - Assignment -
Recovery

               11.  In the event of a payment under this Bond, the COMPANY shall be  subrogated  to all of the  ASSURED'S  rights of recovery against any person or entity to the extent of such  payment.
                    On  request,  the  ASSURED  shall  deliver to the COMPANY an assignment of the ASSURED'S  rights,  title and interest and causes of action  against any person or entity to the extent of such payment.

                    Recoveries,  whether  effected  by  the  COMPANY  or by  the
                    ASSURED,  shall  be  applied  net of  the  expense  of  such recovery in the following order:

                    a.   first, to the  satisfaction of the ASSURED'S loss which
                         would otherwise have been paid but for the fact that it
                         is in excess of the applicable LIMIT OF LIABILITY,

                    b.   second,  to the COMPANY in satisfaction of amounts paid
                         in settlement of the ASSURED'S claim,

                    c.   third, to the ASSURED in satisfaction of the applicable
                         DEDUCTIBLE AMOUNT, and

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 16 of 19

Conditions And
Limitations

Subrogation - Assignment -
Recovery
(continued)

                    d.   fourth,  to the  ASSURED  in  satisfaction  of any loss
                         suffered  by the ASSURED  which was not  covered  under
                         this Bond.

                    Recovery from  reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured

               12.  At the COMPANY'S  request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

                    a.   submit to  examination  by the COMPANY and subscribe to
                         the same under oath,

                    b.   produce for the  COMPANY'S  examination  all  pertinent
                         records, and

                    c.   cooperate with the COMPANY in all matters pertaining to
                         the loss.

                    The ASSURED shall  execute all papers and render  assistance to secure to the  COMPANY  the  rights  and causes of action provided for under this Bond.  The ASSURED  shall do nothing after loss to prejudice such rights or causes of action.

Termination

               13.  If  the  Bond  is  for a  sole  ASSURED,  it  shall  not  be terminated  unless written . notice shall have been given by the acting party to the affected party and to the Securities and Exchange  Commission,  Washington,  D.C.,  not less than sixty  (60)  days  prior  to  the  effective  date  of  such termination.

                    If  the  Bond  is  for a  joint  ASSURED,  it  shall  not be terminated  unless  written  notice shall have been given by the acting party to the affected  party,  and by the COMPANY to all ASSURED  Investment  Companies and to the  Securities
                    and Exchange  Commission,  Washington,  D.C.,  not less than sixty  (60)  days  prior  to  the  effective  date  of  such termination.

                    This Bond will  terminate as to any one ASSURED,  other than an Investment Company:

                    a.   immediately  on the  taking  over of such  ASSURED by a
                         receiver  or other  liquidator  or by State or  Federal
                         officials, or

                    b.   immediately on the filing of a petition under any State
                         or  Federal   statute   relative   to   bankruptcy   or
                         reorganization  of the ASSURED,  or assignment  for the
                         benefit of creditors of the ASSURED, or

                    c.   immediately upon such ASSURED ceasing to exist, whether
                         through merger into another entity,  disposition of all
                         of its assets or otherwise.

                    The COMPANY  shall refund the unearned  premium  computed at short  rates in  accordance  with the  standard  short  rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 17 of 19

Conditions And
Limitations

Termination
(continued)

                    If any partner, director, trustee, or officer or supervisory employee  of an  ASSURED  not  acting in  collusion  with an
                    Employee  learns  of any  dishonest  act  committed  by such
                    Employee  at any  time,  whether  in the  employment  of the
                    ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether  against the ASSURED or any other person or entity, the ASSURED:

                    a.   shall immediately  remove such Employee from a position
                         that would enable such Employee to cause the ASSURED to
                         suffer a loss covered by this Bond; and

                    b.   within  forty-eight  (48)  hours  of  learning  that an
                         Employee has committed any dishonest  act, shall notify
                         the   COMPANY,   of  such  action  and   provide   full
                         particulars of such dishonest act.

                    The COMPANY may terminate  coverage as respects any Employee sixty (60) days after  written  notice is  received  by each
                    ASSURED  Investment  Company and the Securities and Exchange
                    Commission, Washington, D.C. of its desire to terminate this
                    Bond as to such Employee.

Other Insurance

               14.  Coverage under this Bond shall apply only as excess over any valid and  collectible  insurance,  indemnity or  suretyship obtained by or on behalf of:

                    a.   the ASSURED,

                    b.   a Transportation Company, or

                    c.   another  entity on whose  premises the loss occurred or
                         which  employed the person  causing the loss or engaged
                         the messenger conveying the Property involved.

Conformity

               15.  If any limitation  within this Bond is prohibited by any law controlling this Bond's construction,  such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification

               16.  This Bond or any instrument  amending or affecting this Bond may not be  changed  or  modified  orally.  No  change in or modification  of this Bond shall be  effective  except  when made by  written  endorsement  to  this  Bond  signed  by an authorized representative of the COMPANY.

                    If  this  Bond  is  for  a  sole   ASSURED,   no  change  or
                    modification  which would adversely affect the rights of the
                    ASSURED  shall be  effective  prior to sixty (60) days after written  notice has been  furnished  to the  Securities  and
                    Exchange Commission, Washington, D.C., by the acting party.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 18 of 19

Conditions And
Limitations

Change or Modification
(continued)

                    If  this  Bond  is  for  a  joint  ASSURED,   no  charge  or
                    modification  which would adversely affect the rights of the
                    ASSURED  shall be  effective  prior to sixty (60) days after written notice has been furnished to all insured  Investment
                    Companies  and to the  Securities  and Exchange  Commission,
                    Washington, D.C., by the COMPANY.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 19 of 19

                                  Chubb & Son, div. of Federal Insurance Company
                                        as manager of the member insurers of the
                                              Chubb Group of Insurance Companies

                                  POLICYHOLDER
                              DISCLOSURE NOTICE OF
                          TERRORISM INSURANCE COVERAGE
             (for policies with no terrorism exclusion or sublimit)

You are hereby  notified  that,  under the Terrorism  Risk Insurance Act of 2002
(the "Act")  effective  November  26, 2002,  this policy makes  available to you insurance  for losses  arising out of certain acts of  international  terrorism.
Terrorism is defined as any act certified by the  Secretary of the Treasury,  in concurrence  with the Secretary of State and the Attorney  General of the United
States,  to be an act of  terrorism;  to be a  violent  act  or an act  that  is dangerous to human life, property or infrastructure;  to have resulted in damage within the United  States,  or outside  the United  States in the case of an air carrier or vessel or the premises of a United States  Mission;  and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest,  as part of an effort to coerce the civilian  population of the United States or to influence the policy or affect the conduct of the United
States Government by coercion.

You should know that the insurance  provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula,  the United States pays 90% of covered terrorism losses that exceed the statutorily  established  deductible to be paid by the insurance  company  providing the coverage.  The portion of your policy's annual premium that is  attributable to insurance for such acts of terrorism is:
$ -0-.

If you have any  questions  about  this  notice,  please  contact  your agent or broker.

Form 10-02-1281 (Ed. 1/2003)

                       IMPORTANT NOTICE TO POLICYHOLDERS

     All of the members of the Chubb Group of Insurance companies doing business in the United States  (hereinafter  "Chubb")  distribute  their products through licensed  insurance  brokers  and  agents  ("producers").  Detailed  information regarding the types of  compensation  paid by Chubb to producers on US insurance transactions  is available under the Producer  Compensation  link located at the bottom of the page at www.chubb.com,  or by calling  1-866-588-9478.  Additional information may be available from your producer.

     Thank you for choosing Chubb.

10-02-1295 (ed. 5/2007)

                                IMPORTANT NOTICE

The  premium  shown on this  policy  or  premium  statement  may be  subject  to adjustment in accordance with the provisions of California law recently  adopted by ballot  initiative.  You will be informed about any adjustment as soon as the requirements of the law and their effect on your premium can be determined.

Form 99-10-0267 (Ed. 2/98)

                       IMPORTANT POLICYHOLDER INFORMATION

Inquiries concerning your policy should be directed to your insurance agent. The name,  address and telephone number of your agent, if one is involved,  is shown on the policy  and/or in the material  accompanying  the policy.

If you require additional  information you may contact the California  Insurance
Department at either the following address or phone number:

                    California Insurance Department
                    300 South Spring Street
                    Los Angeles, CA 90012
                    1-800-927-HELP

Form 14-02-1495 (Ed. 1/94)

                                Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your  company  is now  required  to file  an  electronic  copy of your  fidelity insurance  coverage  (Chubb's ICAP Bond policy) to the  Securities  and Exchange
Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your  agent/broker  with an electronic copy of your insurance  policy as well as instructions on how to submit this proof of fidelity  insurance  coverage  to the  SEC.  You  can  expect  to  receive  this information from your agent/broker shortly.

The electronic  copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and  conditions  of  coverage  as set forth in the paper policy you receive by mail.  The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

                                               FEDERAL INSURANCE COMPANY

                                               Endorsement No.:         1

                                               Bond Number:             81906615
NAME OF ASSURED: DIMENSIONAL FUND ADVISORS

                      AUTOMATED TELEPHONE TRANSACTION ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.      By adding the following INSURING CLAUSE:

               14.  Automated Telephone System Transaction

                    Loss resulting  directly from the ASSURED having transferred funds  on the  faith of any  Automated  Phone  System  (APS)
                    Transaction,  where the request for such APS  Transaction is unauthorized  or  fraudulent  and is made with the intent to deceive.  In order for coverage to apply under this INSURING
                    CLAUSE  the  ASSURED  shall  maintain  and  follow  all  APS
                    Designated  Procedures.  A single  failure of the ASSURED to maintain and follow a particular APS Designated Procedure in a particular  APS  Transaction  will not  preclude  coverage under this INSURING CLAUSE.

2.   By adding to Section 1., Definitions, the following:

               r.   APS  Designated   Procedures  means  all  of  the  following
                    procedures:

                    (1)  No  APS  Transaction   shall  be  executed  unless  the
                         shareholder  or unitholder to whose account such an APS
                         Transaction  relates  has  previously  elected  to  APS
                         Transactions. (Election in Application)

                    (2)  All APS  Transactions  shall  be  logged  or  otherwise recorded and the records shall be retained for at least
                         six (6) months. (Logging)

                    Information  contained  in the  records  shall be capable of being  retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

                    (3)  The  caller  in any  request  for  an APS  Transaction, before  executing  that APS  Transaction  must  enter a
                         personal  identification  number (PIN), social security
                         number and account number. (Identity Test)

                    If the caller  fails to enter a correct PIN within three (3)
                    attempts, the caller must not be allowed additional attempts during the same  telephone call to enter the PIN. The caller may  either  be  instructed  to  redial a  customer  service representative  or may be  immediately  connected  to such a representative. (Limited attempts to Enter PIN)

ICAP Bond
Form 17-02-2345 (Ed. 10-00)                                               Page 1

                    (4)  A written confirmation of any APS Transaction or change of  address  shall  be  mailed  to the  shareholder  or
                         unitholder to whose account such  transaction  relates,
                         at the record address, by the end of the insured's next
                         regular  processing  cycle,  but in no event later than
                         five (5) business days following such APS  Transaction.
                         (Written Confirmation)

                    (5)  Access  to  the  equipment  which  permits  the  entity receiving  the APS  Transaction  request to process and
                         effect  the   transaction   shall  be  limited  in  the
                         following manner: (Access to APS Equipment)

               s.   APS Election means any election  concerning  various account features available to the shareholder or unitholder which is
                    made  through  the  Automated   Phone  System  by  means  of
                    information  transmitted by an individual caller through use of a Automated Phone System.  These features include account statements,  auto exchange,  auto asset  builder,  automatic withdrawal,  dividend/capital gain options,  dividend sweep, telephone balance consent and change of address.

               t.   APS  Exchange  means  any  exchange  of shares or units in a registered  account  of one fund into  shares or units in an account  with the same tax  identification  number  and same ownership-type  code of  another  fund in the  same  complex pursuant  to  exchange  privileges  of the two funds,  which exchange is requested  through the Automated Phone System by means of  information  transmitted  by an individual  caller through use of an Automated Phone System.

               u.   APS Purchase means any purchase of shares or units issued by
                    an  Investment   Company  which  is  requested   through  an
                    Automated Phone System.

               v.   APS  Redemption  means  any  redemption  of  shares or units issued by an Investment  Company which it requested  through the  telephone  by means of  information  transmitted  by an individual caller through use of a Automated Phone System.

               w.   APS Transaction means any APS Purchase, APS Redemption,  APS
                    Election or APS Exchange.

               x.   Automated  Phone  System  means an  automated  system  which
                    receives   and   converts   to    executable    instructions
                    transmissions through the Automated Phone System through use of a  touch-tone  keypad or other  tone  system;  and always excluding  transmissions  from a  computer  system  or  part thereof.

3.   By   adding   the   following    Section   after   Section   4.,   Specific
     Exclusions-Applicable To All Insuring Clauses Except 1., 4., 5.:

     Section 4.A Specific Exclusion-Applicable to Insuring Clause 14

     This Bond does not directly or indirectly cover under Insuring Clause 14:

     Loss resulting from:

               a.   the  redemption  of shares or units,  where the  proceeds of such redemption are made payable to other than:

                    (1)  the shares or units of record,

                    (2)  a person designated to receive redemption proceeds, or

                    (3)  a  bank  account   designated  to  receive   redemption
                         proceeds, or

               b.   the  redemption  of shares or units,  where the  proceeds of such  redemption  are paid by check  mailed to any  address,
                    unless  such   address  has  either  been   designated   the
                    shareholder  or  unitholder  by voice  through an  Automated
                    Phone System or in writing,  at least thirty (30) days prior to such redemption, or

ICAP Bond
Form 17-02-2345 (Ed. 10-00)                                               Page 2

               c.   the  redemption  of shares or units,  where  shareholder  or unitholder of the ASSURED designated bank account of record.

This  Endorsement  applies to loss  discovered  after 12:01 a.m. on December 30,
2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

By /s/Robert Hamburger
Authorized Representative

Date: February 1, 2008

ICAP Bond
Form 17-02-2345 (Ed. 10-00)                                               Page 3

                                                               ENDORSEMENT/RIDER

Effective date of
this endorsement/rider:                        FEDERAL INSURANCE COMPANY
December 30, 2007
                                               Endorsement/Rider No.    2

                                               To be attached to and
                                               form a part of Bond No.  81906615

Issued to: DIMENSIONAL FUND ADVISORS

      DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
                                   ENDORSEMENT

In consideration of the premium charged,  it is agreed that this Bond is amended as follows:

1.   The paragraph titled Other Property in Section 9, Valuation,  is deleted in its entirety.

2.   The third  paragraph in Section 16, Change or  Modification,  is deleted in its entirety and replaced with the following:

     If this Bond is for a joint ASSURED,  no change or modification which would adversely  affect the rights of the  ASSURED  shall be  effective  prior to sixty (60) days after  written  notice has been  furnished  to all  insured
     Investment   Companies  and  the   Securities   and  Exchange   Commission,
     Washington, D.C., by the COMPANY.

The title and any headings in this  endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

By /s/Robert Hamburger
Authorized Representative

17-02-2437 (12/2006) rev.                                                 Page 1

                                               FEDERAL INSURANCE COMPANY

                                               Endorsement No.:         3

                                               Bond Number:             81906615

NAME OF ASSURED: DIMENSIONAL FUND ADVISORS

                      EXTENDED COMPUTER SYSTEMS ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

               12.  Extended Computer Systems

                    A.   Electronic   Data,    Electronic   Media,    Electronic
                         Instruction

                    Loss resulting directly from:

                    (1)  the  fraudulent   modification   of  Electronic   Data,
                         Electronic Media or Electronic Instruction being stored
                         within or being run  within any  system  covered  under
                         this INSURING CLAUSE,

                    (2)  robbery, burglary, larceny or theft of Electronic Data,
                         Electronic Media or Electronic Instructions,

                    (3)  the acts of a hacker  causing  damage or destruction of
                         Electronic   Data,   Electronic   Media  or  Electronic
                         Instruction  owned  by the  ASSURED  or for  which  the
                         ASSURED  is  legally  liable,  while  stored  within  a
                         Computer System covered under this INSURING CLAUSE, or

                    (4)  the  damage  or   destruction   of   Electronic   Data,
                         Electronic Media or Electronic Instruction owned by the
                         ASSURED  or for which the  ASSURED  is  legally  liable
                         while stored  within a Computer  System  covered  under
                         INSURING CLAUSE 12, provided such damage or destruction
                         was caused by a computer program or similar instruction
                         which  was   written  or   altered   to   intentionally
                         incorporate a hidden instruction  designed to damage or
                         destroy   Electronic   Data,   Electronic   Media,   or
                         Electronic  Instruction in the Computer System in which
                         the computer  program or  instruction  so written or so
                         altered is used.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02)                                                Page 1

                    B.   Electronic Communication

                    Loss resulting directly from the ASSURED having transferred, paid or  delivered  any funds or property,  established  any credit,  debited any account or given any value on the faith of any  electronic  communications  directed to the ASSURED, which were  transmitted  or appear to have been  transmitted through:

                    (1)  an Electronic Communication System,

                    (2)  an automated clearing house or custodian, or

                    (3)  a  Telex,  TWX,  or  similar  means  of  communication,

                    directly into the ASSURED'S Computer System or Communication
                    Terminal,  and  fraudulently  purport to have been sent by a customer,  automated clearing house, custodian, or financial institution,  but which  communications were either not sent by said customer,  automated clearing house,  custodian,  or financial institution,  or were fraudulently modified during physical  transit  of  Electronic  Media to the  ASSURED  or during  electronic  transmission  to the ASSURED'S  Computer
                    System or Communication Terminal.

                    C.   Electronic Transmission

                    Loss resulting directly from a customer of the ASSURED,  any
                    automated   clearing   house,    custodian,   or   financial
                    institution having transferred,  paid or delivered any funds or property,  established any credit, debited any account or
                    given   any   value   on  the   faith   of  any   electronic
                    communications,  purporting  to have  been  directed  by the
                    ASSURED  to  such  customer,   automated   clearing   house,
                    custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of funds or property,  which communications were transmitted through:

                    (1)  an Electronic Communication System,

                    (2)  an automated clearing house or custodian, or

                    (3)  a  Telex,  TWX,  or  similar  means  of  communication,

                    directly into a Computer System or Communication Terminal of said  customer,  automated  clearing  house,  custodian,  or financial institution, and fraudulently purport to have been directed  by the  ASSURED,  but  which  communications  were either  not  sent  by  the  ASSURED,  or  were  fraudulently modified  during physical  transit of Electronic  Media from the  ASSURED  or  during  electronic  transmission  from the
                    ASSURED'S Computer System or Communication Terminal, and for
                    which loss the ASSURED is held to be legally liable.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02)                                                Page 2

               2.   By adding to Section 1., Definitions, the following:

                    y.   Communication Terminal means a teletype, teleprinter or
                         video display  terminal,  or similar  device capable of
                         sending  or   receiving   information   electronically.
                         Communication Terminal does not mean a telephone.

                    z.   Electronic   Communication   System  means   electronic
                         communication  operations  by Fedwire,  Clearing  House
                         Interbank Payment System (CHIPS),  Society of Worldwide
                         International  Financial   Telecommunication   (SWIFT),
                         similar automated interbank  communication systems, and
                         Internet access facilities.

                    aa.  Electronic Data means facts or information converted to a form usable in  Computer  Systems and which is stored
                         on Electronic Media for use by computer programs.

                    ab.  Electronic    Instruction   means   computer   programs
                         converted to a form usable in a Computer  System to act
                         upon Electronic Data.

                    ac.  Electronic  Media  means the  magnetic  tape,  magnetic disk,  optical  disk,  or any other bulk media on which
                         data is recorded.

3.   By   adding   the   following    Section   after   Section   4.,   Specific
     Exclusions-Applicable to All INSURING CLAUSES except 1., 4., and 5.:

     Section 4.A. Specific Exclusions-Applicable to INSURING CLAUSE 12

                    This Bond does not directly or indirectly cover:

                    a.   loss  resulting  directly or  indirectly  from  Forged,
                         altered   or   fraudulent    negotiable    instruments,
                         securities,  documents or written  instruments  used as
                         source  documentation  in the preparation of Electronic
                         Data;

                    b.   loss of negotiable instruments,  securities,  documents
                         or  written   instruments   except  as   converted   to
                         Electronic Data and then only in that converted form;

                    c.   loss  resulting   from   mechanical   failure,   faulty
                         construction,  error in design,  latent defect, wear or
                         tear, gradual  deterioration,  electrical  disturbance,
                         Electronic   Media   failure   or   breakdown   or  any
                         malfunction   or  error  in  programming  or  error  or
                         omission in processing;

                    d.   loss resulting directly or indirectly from the input of
                         Electronic Data at an authorized electronic terminal of
                         an  Electronic  Funds  Transfer  System  or a  Customer
                         Communication  System  by a person  who had  authorized
                         access   from   a   customer    to   that    customer's
                         authentication mechanism; or

                    e.   liability assumed by the ASSURED by agreement under any
                         contract,  unless such liability would have attached to
                         the ASSURED even in the absence of such agreement; or

                    f.   loss resulting directly or indirectly from:

                    (1)  written  instruction unless covered under this INSURING
                         CLAUSE; or

                    (2)  instruction by voice over the telephone, unless covered under this INSURING CLAUSE.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02)                                                Page 3

4.   By adding to Section 9., Valuation, the following:

                    Electronic Data, Electronic Media, Or Electronic Instruction

                    In  case  of  loss  of,  or  damage  to,   Electronic  Data,
                    Electronic  Media  or  Electronic  Instruction  used  by the
                    ASSURED in its  business,  the COMPANY shall be liable under this Bond only if such items are  actually  reproduced  form
                    other  Electronic  Data,   Electronic  Media  or  Electronic
                    Instruction  of the same  kind or  quality  and then for not more than the cost of the  blank  media  and/or  the cost of labor for the actual  transcription or copying of data which shall  have  been  furnished  by the  ASSURED  in  order  to
                    reproduce  such  Electronic   Data,   Electronic   Media  or
                    Electronic Instruction subject to the applicable SINGLE LOSS
                    LIMIT OF LIABILITY.

                    However,  if such  Electronic Data can not be reproduced and said  Electronic  Data  represents  Securities  or financial instruments  having a value, then the loss will be valued as indicated in the SECURITIES and OTHER PROPERTY paragraphs of this Section.

This  Endorsement  applies to loss  discovered  after 12:01 a.m. on December 30,
2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

By /s/Robert Hamburger
Authorized Representative

Date: February 1, 2008

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02)                                                Page 4

                                               FEDERAL INSURANCE COMPANY

                                               Endorsement No.:         4

                                               Bond Number:             81906615

NAME OF ASSURED:               DIMENSIONAL FUND ADVISORS

                   TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

               13.  Telefacsimile Instruction

                    Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or other Property or established any  credit,  debited  any account or given any value on the faith of any  fraudulent  instructions  sent by a  Customer, financial  institution  or another  office of the ASSURED by
                    Telefacsimile   directly  to  the  ASSURED   authorizing  or
                    acknowledging the transfer,  payment or delivery of funds or
                    Property or the establishment of a credit or the debiting of an account or the giving of value by the ASSURED  where such
                    Telefacsimile instructions:

                    a.   bear a valid test key exchanged between the ASSURED and
                         a  Customer  or  another  financial   institution  with
                         authority  to  use  such  test  key  for  Telefacsimile
                         instructions  in the ordinary  course of business,  but
                         which test key has been wrongfully obtained by a person
                         who was not authorized to initiate,  make,  validate or
                         authenticate a test key arrangement, and

                    b.   fraudulently purport to have been sent by such Customer
                         or  financial   institution  when  such   Telefacsimile
                         instructions were transmitted  without the knowledge or
                         consent of such Customer or financial  institution by a
                         person   other   than  such   Customer   or   financial
                         institution  and which bear a Forgery  of a  signature,
                         provided  that  the   Telefacsimile   instruction   was
                         verified  by a direct  call back to an  employee of the
                         financial  institution,  or a  person  thought  by  the
                         ASSURED to be the  Customer,  or an employee of another
                         financial institution.

2.   By deleting from Section 1., Definitions, the definition of Customer in its entirety, and substituting the following:

     d.   Customer means an individual,  corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written
          agreement  with  the  ASSURED  for  Voice   Initiated  Funds  Transfer
          Instruction or Telefacsimile Instruction.

ICAP Bond
Form 17-02-2367 (Rev. 10-03)                                              Page 1

3.   By adding to Section 1., Definitions, the following:

     ad.  Telefacsimile  means a system of  transmitting  written  documents  by electronic signals over telephone lines to equipment maintained by the
          ASSURED  for the  purpose  of  reproducing  a copy  of said  document.
          Telefacsimile does not mean electronic  communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.

4.   By adding to Section 3.,  Specific  Exclusions  Applicable  to All Insuring
     Clauses Except Insuring Clause 1. the following:

     j.   loss resulting directly or indirectly from Telefacsimile  instructions provided,  however,  this  exclusion  shall not apply to this INSURING
          CLAUSE.

This  Endorsement  applies to loss  discovered  after 12:01 a.m. on December 30,
2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

By /s/Robert Hamburger
Authorized Representative

Date: February 1, 2008

ICAP Bond
Form 17-02-2367 (Rev. 10-03)                                              Page 2

                                               FEDERAL INSURANCE COMPANY

                                               Endorsement No:          5

                                               Bond Number:             81906615

NAME OF ASSURED: DIMENSIONAL FUND ADVISORS

                           NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the  DECLARATIONS is amended to read as follows:

               1.   Per  the  list  of  proposed  Insured  Investment  Companies submitted  to the Company on October 31,  2007,  and on file with the Company.

               2.   City of New York  Deferred  Compensation  Plan,  with  their respects as customers of Dimensional Fund Advisors.

This  Endorsement  applies to loss  discovered  after 12:01 a.m. on December 30,
2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

By /s/Robert Hamburger
Authorized Representative

Date: February 1, 2008

ICAP Bond
Form 17-02-0949 (Rev. 1-97)                                               Page 1

                                               FEDERAL INSURANCE COMPANY

                                               Endorsement No:          6

                                               Bond Number:             81906615

NAME OF ASSURED: DIMENSIONAL FUND ADVISORS

                               PREMIUM ENDORSEMENT

It is agreed that:

               1.   The premium for this Bond for the period  December  30, 2007 to December 30, 2008 is:

                    Premium:  SEVENTY ONE THOUSAND TWO HUNDRED AND FIFTY DOLLARS
                    ($71,250.00)

               2.   It is further  agreed that this premium is subject to change during  this period if  amendments  are made to this Bond at the request of the ASSURED.

This  Endorsement  applies to loss  discovered  after 12:01 a.m. on December 30,
2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

By /s/Robert Hamburger
Authorized Representative

Date: February 1, 2008

ICAP Bond

Form 17-02-0735 (Rev. 1-97)

                                               FEDERAL INSURANCE COMPANY

                                               Endorsement No.:         7

                                               Bond Number:             81906615

NAME OF ASSURED: DIMENSIONAL FUND ADVISORS

                       UNAUTHORIZED SIGNATURE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

               15.  Unauthorized Signature

               Loss resulting directly from the ASSURED having accepted, paid or cashed any check or Withdrawal  Order made or drawn on or against the account of the ASSURED'S  customer  which bears the signature or  endorsement  of  one  other  than a  person  whose  name  and signature  is on file with the  ASSURED  as a  signatory  on such account.

               It shall  be a  condition  precedent  to the  ASSURED'S  right of recovery  under this INSURING  CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.

2.   By adding to Section 1., Definitions, the following:

     ae.  Instruction  means a written order to the issuer of an  Uncertificated
          Security  requesting that the transfer,  pledge or release from pledge of the specified Uncertificated Security be registered.

     af.  Uncertificated Security means a share, participation or other interest in property of or an  enterprise of the issuer or an obligation of the issuer, which is:

          (1)  not  represented  by an  instrument  and the transfer of which is registered on books  maintained  for that purpose by or on behalf of the issuer, and

          (2)  of a type commonly  dealt in on securities  exchanges or markets,
               and

          (3)  either one of a class or series or by its terms  divisible into a
               class  or  series  of  shares,   participations,   interests   or
               obligations.

ICAP Bond
Form 17-02-5602 (Ed. 10-03)                                               Page 1

     ag.  Withdrawal  Order  means a  non-negotiable  instrument,  other than an
          Instruction,  signed by a  customer  of the  ASSURED  authorizing  the
          ASSURED to debit the customer's  account in the amount of funds stated
          therein.

This  Endorsement  applies to loss  discovered  after 12:01 a.m. on December 30,
2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

By /s/Robert Hamburger
Authorized Representative

Date: February 1, 2008

ICAP Bond
Form 17-02-5602 (Ed. 10-03)                                               Page 2

                                               FEDERAL INSURANCE COMPANY

                                               Endorsement No.:         8

                                               Bond Number:             81906615

NAME OF ASSURED: DIMENSIONAL FUND ADVISORS

                           CLAIMS EXPENSE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following  INSURING  CLAUSE:

     16.  Claims Expense

          Reasonable  expense  incurred by the ASSURED,  solely for  independent firms or individuals to determine the amount of loss where:

          (1)  the loss is covered under the Bond, and

          (2)  the loss is in excess of the applicable DEDUCTIBLE AMOUNT.

2.   Under General  Exclusions-Applicable  To All Insuring Clauses, Section 2.f.
     does not apply to loss covered under this INSURING CLAUSE.

This  Endorsement  applies to loss  discovered  after 12:01 a.m. on December 30,
2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

By /s/Robert Hamburger
Authorized Representative

Date: February 1, 2008

ICAP Bond
Form 17-02-6282 (Ed. 11-04)

                                               FEDERAL INSURANCE COMPANY

                                               Endorsement No.:         9

                                               Bond Number:             81906615

NAME OF ASSURED: DIMENSIONAL FUND ADVISORS

                           AMEND DISCOVERY ENDORSEMENT

It is agreed that this Bond is amended by deleting Section 6., Discovery, in its entirety and substituting the following:

6.   Discovery

     This Bond  applies  only to loss  first  discovered  by the  Office of Risk
     Manager,  General  Counsel,  Director or Officer of the ASSURED  during the
     BOND PERIOD. Discovery occurs at the earlier of the Office of Risk Manager,
     General Counsel, Director or Officer of the ASSURED being aware of:

     a.   facts  which may  subsequently  result in a loss of a type  covered by this Bond, or

     b.   an actual or  potential  claim in which it is alleged that the ASSURED is liable to a third party,

          regardless  of when the act or acts  causing or  contributing  to such loss  occurred,  even  though  the  amount of loss does not exceed the applicable  DEDUCTIBLE  AMOUNT, or the exact amount or details of loss may not then be known.

This  Endorsement  applies to loss  discovered  after 12:01 a.m. on December 30,
2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

By /s/Robert Hamburger
Authorized Representative

Date: February 1, 2008

ICAP Bond

Form 17-02-6260 (Ed. 6-04)

                                                               ENDORSEMENT/RIDER

Effective date of
this endorsement/rider:                        FEDERAL INSURANCE COMPANY
December 30, 2007
                                               Endorsement/Rider No.    10

                                               To be attached to and
                                               form a part of Bond No.  81906615

Issued to: DIMENSIONAL FUND ADVISORS

                       AMEND NOTICE TO COMPANY ENDORSEMENT

In  consideration  of the premium  charged,  it is agreed  Section 7., Notice to
Company-Proof-Legal   Proceedings   Against  Company,   of  the  Conditions  and
Limitations,  is amended by  deleting  paragraph  a. and  replacing  it with the following:

     a.   The Office of Risk Manager,  General  Counsel,  Director or Officer of
          the ASSURED  shall give the  COMPANY  notice  thereof at the  earliest practicable  moment, not to exceed ninety (90) days after discovery of loss,  in an  amount  that  is in  excess  of 50%  of  the  applicable
          DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

The title and any headings in this  endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

By /s/Robert Hamburger
Authorized Representative

Q07-2394 (10/2007)                                                        Page 1

                                                               ENDORSEMENT/RIDER

Effective date of
this endorsement/rider:                        FEDERAL INSURANCE COMPANY
December 30, 2007
                                               Endorsement/Rider No.    11

                                               To be attached to and
                                               form a part of Bond
                                               No.                      81906615

Issued to:       DIMENSIONAL FUND ADVISORS

                  AMEND NAME OF ASSURED (NEW FUNDS) ENDORSEMENT

In consideration of the premium charged, is agreed that:

1.   The Name of Assured,  as set forth on the  Declarations of this Bond, shall include, as of the Effective Date, any newly created, registered investment company  sponsored  by an  ASSURED  or any newly  created  portfolio  of an
     ASSURED, but only where the total committed capital or total asset size for such  newly-created  investment  company  or  portfolio  is less  than five billion dollars  ($5,000,000,000).  Provided,  however, that this provision shall not apply to a  registered  investment  company  that is created as a result of a merger,  consolidation or acquisition  with another  registered investment company.

2.   The Name of Assured,  as set forth on the  Declarations,  shall include any newly  created  registered  investment  company  that  is  a  result  of  a consolidation,  merger,  or  acquisition  with an ASSURED,  for a period of thirty  (30)  days  after  the  Effective  Date or until  the  BOND  PERIOD expiration date, as set forth in ITEM 1. of the Declarations,  whichever is earlier.

     Coverage for such newly created registered  investment company as described in this paragraph 2. shall lapse after the thirty (30) day period unless:

          a.   the COMPANY  receives  written notice of such creation along with any information the COMPANY may require in its sole discretion;

          b.   the  ASSURED  accepts  any  bond  modifications  required  by the
               COMPANY in its sole discretion; and

          c.   the ASSURED pays the additional  premium, if any, required by the
               COMPANY in its sole discretion.

3.   For the purposes of this  endorsement,  the following  definition is added:

     Effective Date means the date that the newly created registered  investment company or newly created  portfolio of an ASSURED is declared  effective by the Securities and Exchange Commission.

4.   Solely as respects the coverage provided by this  Endorsement,  the COMPANY shall not be liable for loss on account  of any actual or  potential  claim based upon,  arising from, or in consequence of any fact,  circumstance  or situation which, prior to the Effective Date, an ASSURED new or should have known could give rise to such a claim under this Bond.

Q08-210 (01/2008)                                                         Page 1

The title and any headings in this  endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

By /s/Robert Hamburger
Authorized Representative

Q08-210 (01/2008)                                                         Page 2

An excerpt from the Minutes of the Meeting of the Board of Directors/Trustees of
The  DFA  Investment  Trust  Company,  DFA  Investment  Dimensions  Group  Inc.,
Dimensional  Investment  Group Inc. and Dimensional  Emerging Markets Value Fund
Inc. held on December 14, 2007

     RESOLVED,  that the Trustees have considered all relevant  factors relating to the  participation  of DFAIDG,  DIG,  DEM, and DFAITC under a joint  fidelity bond,  including,  among other things,  the value of the aggregate assets of the
Dimensional  Funds, the type and terms of the arrangements  made for the custody and  safekeeping  of such assets,  and the nature of the securities in which the
Funds invest; and

     FURTHER RESOLVED,  that the Trustees,  including the Independent  Trustees, have  determined that it would be in the best interests of each Fund to maintain the fidelity bond coverage required under Rule 17g-1 under the 1940 Act, jointly with the other Dimensional Funds, certain non-SEC registered  investment trusts,
Dimensional,  DFAS, and certain other subsidiaries of Dimensional (together, the
"Insureds"); and

     FURTHER RESOLVED,  that the Fidelity Bond No. 81906615 (the "Fidelity Bond"
or "Bond") issued by the Federal Insurance Company (Chubb Group), which Fidelity
Bond  provides  for  aggregate  coverage  for the  Insureds in the amount of $25 million, will provide adequate coverage for the Dimensional Funds, and is hereby approved  for the  Dimensional  Funds,  taking into  consideration  all relevant factors,  including  the number of parties named as insureds,  their  respective assets,  and  the  requirements  of  Rule  17g-1,  the  nature  of the  business activities  of such other  parties who are named as Insureds,  the amount of the
Fidelity  Bond,  the  amount of the  premium  for such Bond,  the  proportionate allocation  of the premium  for the  Fidelity  Bond among all  parties  named as
Insureds, the extent to which the share of the premium allocated to each Fund is less than the premium the Fund would be required to pay to provide and  maintain a single insured bond, and the coverage provided under the Fidelity Bond; and

     FURTHER   RESOLVED,   that  the  amount  of  the  Fidelity  Bond,  and  the
proportionate allocation of the premium for the Fidelity Bond to the Series that are Insureds on the basis of the Funds' net assets, are hereby approved; and

     FURTHER RESOLVED,  that the Joint Bond Agreement between the Insureds under the  Fidelity  Bond  relating  to the sharing of  premiums  and the  division of insurance  proceeds  in the  event of a joint  fidelity  loss,  as  required  by subparagraph  (f) of Rule 17g-1,  and  reflecting the provisions of the Fidelity
Bond, in the form presented at this Meeting, is hereby approved; and

     FURTHER  RESOLVED,  that the appropriate  officers of each Dimensional Fund be, and each of them hereby is, authorized to execute and deliver such documents and to make such  regulatory  filings as may be necessary to effect the fidelity bond coverage  contemplated hereby in accordance with the 1940 Act and the rules thereunder; and

     FURTHER  RESOLVED,  that the  Secretary or an  Assistant  Secretary of each
Dimensional  Fund be, and such officer  hereby is,  designated as the officer to make filings  with the SEC and to give notices as may be required,  from time to time, pursuant to Rules 17g-1(g) and 17g-1(h) under the 1940 Act.

                                    STATEMENT

All premiums have been paid for the period of December 30, 2007 through December
30, 2008 covered by the attached bond.

The amount of the single  insured  bond that each Fund would have  provided  and maintained  had the fund not been  named as an insured  under the joint  insured bond is as follows:

The DFA Investment Trust Company Inc.                $2,500,000
DFA Investment Dimensions Group Inc.                 $2,500,000
Dimensional Emerging Markets Value Fund Inc.         $2,500,000
Dimensional Investment Group Inc.                    $600,000

Dimensional Fund Advisors LP  (SEC File #801-16283) on behalf of:

The DFA Investment Trust Company Inc. (SEC File #811-7436)
DFA Investment Dimensions Group Inc. (SEC File #811-3258)
Dimensional Investment Group Inc.  (SEC File #811-6067)
Dimensional Emerging Markets Value Fund Inc. (SEC File #811-7440)

By:      /s/Catherine L. Newell
         Catherine L. Newell
         Vice President and Secretary

                              JOINT BOND AGREEMENT

     Agreement  made this 29 day of October,  2004, by and among DFA  Investment
Dimensions Group Inc.  ("DFAIDG"),  Dimensional Emerging Markets Value Fund Inc.
("DEM"),  The DFA Investment  Trust Company  ("DFAITC")  Dimensional  Investment
Group Inc. ("DIG"),  Dimensional Fund Advisors Inc. ("DFA"),  its majority-owned subsidiaries,  DFA  Securities  Inc.  ("DFAS"),  Dimensional  Fund Advisors Ltd.
("DFAL"), DFA Australia Ltd. ("DFA Australia"), Dimensional Fund Advisors Canada
Inc.  ("DFAC"),  DFA on behalf  of The DFA  Group  Trust  (the  "Group  Trust").
Dimensional  Funds plc  ("DFP"),  DFAC on behalf of the  Dimensional  Funds (the
"Canadian  Trusts"),  DFA  Australia  on  behalf of the  Dimensional  Australian
Resident  Trusts (the  "Australian  Trusts")  and DFAL on behalf of  Dimensional
Funds ICVC (the "OEICs").

                                   WITNESSETH:

     WHEREAS,  DFAIDG, DEM, DFAITC,  DIG, DFA, DFAS, DFAL, DFA Australia,  DFAC,
the Group Trust,  DFP,  the Canadian  Trusts,  the  Australian  Trusts and OEICs
(sometimes herein referred to collectively as the "Insureds") jointly maintain a fidelity bond that provides insurance for losses incurred by them as a result of certain  acts  and  omissions  of  other  persons  (such  fidelity  bond and any amendments,  supplements or replacements  thereof, or successors thereto,  being referred to herein as the "Joint Bond"); and

     WHEREAS,  the  Insureds  that are  U.S.  registered  management  investment companies (together, the "DFA Funds") desire: (i) to satisfy the requirements of paragraph  (f) of Rule 17g-1 (the "Rule")  under the  Investment  Company Act of
1940,  as amended (the "1940 Act"),  as the Rule is in effect on the date hereof
(ii) to confirm the criteria by which  recoveries under the Joint Bond should be allocated among the Insureds:  and (iii) to secure the benefits  afforded by the
Joint Bond: and

     WHEREAS,  the  Board  of  Directors  of each DFA  Fund,  after  giving  due consideration to all factors relevant to the Joint Bond's amount, type, form and coverage,  and the  apportionment  of recoveries and premiums on the Joint Bond, has  approved  the form,  term and amount of the Joint Bond,  the portion of the premiums  payable  by each DFA  Fund,  and the  manner  by which  proceeds  of a recovery under the Joint Bond, if any, shall be shared by and among the Insureds as hereinafter set forth,  such approval having been accomplished by the vote of a majority of such Board's members, including a majority of those members of the
Board who are not  "interested  persons"  as that  term is  defined  in  Section
2(a)(19) of the 1940 Act; and

     WHEREAS,  certain  of the  Insureds  previously  entered  into a Joint Bond
Agreement dated October 18, 2003, to establish the manner by which proceeds of a recovery  under  the  Joint  Bond,  if any,  shall be  shared  by and  among the
Insureds, and the Insureds now desire to amend such agreement and to restate the agreement in its entirety by this Agreement;

     NOW,  THEREFORE,  intending be legally  bound,  the parties hereto agree as follows:

     1. In the event  that a  recovery  is  received  under the Joint  Bond as a result of a loss  sustained  by any DFA Fund and one or more of the other  named
Insureds,  the DFA Fund, as its interests may appear, shall receive an equitable and  proportionate  share of the recovery in relation to the respective  claims, but at least equal to the amount that the DFA Fund would have  received  had the
DFA Fund provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(l) of the Rule.

     2. The term  "insured," as applicable to any DFA Fund  hereunder,  shall be deemed to include each and every  Portfolio or Series of such Insured that is in existence  on the date hereof,  or that is  organized  by a DFA Fund  hereafter, during the term of this  Agreement,  provided  that for the purpose of paragraph
(d)(l)  of the  Rule,  all such  Portfolios  of any DFA Fund  shall be deemed to comprise a single U.S.  registered  management  investment  company and all such
Series of a DFA Fund  shall be  deemed  to  comprise  a single  U.S.  registered management  investment company and, in the event that a recovery provided for in paragraph  1 above is  received  that  covers  losses  incurred by more than one
Portfolio or Series, the portion thereof required to be received by the DFA Fund pursuant to such paragraph  shall be apportioned  among such  Portfolios  and/or
Series by the Board of Directors in a fair and equitable  manner that takes into account the respective losses of such Portfolios and/or Series.

     3. This Agreement shall become  effective upon approval by DFA, DFAS, DFAL,
DFA Australia,  DFAC,  DFP and by the Boards of Directors of the DFA Funds,  and
shall automatically terminate as to any party that ceases to be an Insured under the Joint Bond.

     4. The  provisions of paragraph 3  notwithstanding,  any recovery  received pursuant to the Joint Bond as to which the parties hereto were Insureds and that is subject to the  provisions  of  paragraph  1 herein,  shall be  disbursed  in accordance with the provisions of such paragraph.

     5.  This  Agreement  shall  apply to the  Joint  Bond and any  renewals  or replacements  thereof,  and shall  continue  until  terminated.  So long as this
Agreement shall remain in effect, each DFA Fund shall make such filings and take such other  actions in respect of the Joint Bond and this  Agreement as shall be necessary to comply with the 1940 Act and the rules and regulations  promulgated thereunder.

     6. The term "Board of Directors,"  as used herein,  shall include the Board of Trustees of any DFA Fund that is a statutory trust.

     7. This Agreement shall be governed by the laws of the State of California, to the extent not  inconsistent  with applicable  provisions of the 1940 Act and the rules and regulations promulgated thereunder, including the Rule.

     IN WITNESS  WHEREOF,  the parties  hereto have caused this  Agreement to be executed by their duly authorized officers as of the date first written above.

----------------------------------------------- --------------------------------------------------
ATTEST:                                         DFA INVESTMENT DIMENSIONS GROUP INC.
----------------------------------------------- --------------------------------------------------

/s/Richard A. Eustice                           /s/Catherine L. Newell
Name: Richard A. Eustice                        Name: Catherine L. Newell
Title: Vice President and Assistant Secretary   Title: Vice President and Secretary

----------------------------------------------- --------------------------------------------------
ATTEST:                                         DIMENSIONAL EMERGING MARKETS VALUE FUND INC.
----------------------------------------------- --------------------------------------------------

/s/Richard A. Eustice                           /s/ Valerie A. Brown
Name: Richard A. Eustice                        Name: Valerie A. Brown
Title: Vice President and Assistant Secretary   Title: Vice President and Assistant Secretary

----------------------------------------------- --------------------------------------------------
ATTEST:                                         THE DFA INVESTMENT TRUST COMPANY
----------------------------------------------- --------------------------------------------------

/s/Catherine L. Newell                          /s/Richard A. Eustice
Name: Catherine L. Newell                       Name: Richard A. Eustice
Title: Vice President and Secretary             Title: Vice President and Assistant Secretary

----------------------------------------------- --------------------------------------------------
ATTEST:                                         DIMENSIONAL INVESTMENT GROUP INC.
----------------------------------------------- --------------------------------------------------

/s/Richard A. Eustice                           /s/Kamyab Hashemi-Nejad
Name: Richard A. Eustice                        Name: Kamyab Hashemi-Nejad
Title: Vice President and Assistant Secretary   Title: Vice President, Controller and Assistant
                                                       Treasurer

----------------------------------------------- --------------------------------------------------
ATTEST:                                         DIMENSIONAL FUND ADVISORS INC.
----------------------------------------------- --------------------------------------------------

/s/Richard A. Eustice                           /s/Michael T. Scardina
Name: Richard A. Eustice                        Name: Michael T. Scardina
Title: Vice President and Assistant Secretary   Title: Vice President, Chief Financial Officer and
                                                       Treasurer

----------------------------------------------- --------------------------------------------------
ATTEST:                                         DFA SECURITIES INC.
----------------------------------------------- --------------------------------------------------

/s/Richard A. Eustice                           /s/Michael T. Scardina
Name: Richard A. Eustice                        Name: Michael T. Scardina
Title: Vice President and Assistant Secretary   Title: Vice President, Chief Financial Officer and
                                                       Treasurer

----------------------------------------------- --------------------------------------------------
ATTEST:                                         DIMENSIONAL FUND ADVISORS LTD.
----------------------------------------------- --------------------------------------------------

/s/Richard A. Eustice                           /s/Kamyab Hashemi-Nejad
Name: Richard A. Eustice                        Name: Kamyab Hashemi-Nejad
Title: Vice President and Assistant Secretary   Title: Vice President, Controller and Assistant
                                                       Treasurer

----------------------------------------------- --------------------------------------------------
ATTEST:                                         DFA AUSTRALIA LTD.
                                                         For Itself and On Behalf of
                                                         the Dimensional Australian
                                                         Resident Trusts
----------------------------------------------- --------------------------------------------------

/s/Catherine L. Newell                          /s/Richard A. Eustice
Name: Catherine L. Newell                       Name: Richard A. Eustice
Title: Vice President and Secretary             Title: Vice President and Assistant Secretary
----------------------------------------------- --------------------------------------------------
ATTEST:                                         DIMENSIONAL FUND ADVISORS CANADA INC.
                                                         For Itself and On Behalf of
                                                         the Dimensional Funds
----------------------------------------------- --------------------------------------------------

/s/Richard A. Eustice                           /s/ Valerie A. Brown
Name: Richard A. Eustice                        Name: Valerie A. Brown
Title: Vice President and Assistant Secretary   Title: Vice President and Assistant Secretary
----------------------------------------------- --------------------------------------------------
ATTEST:                                         DIMENSIONAL FUND ADVISORS INC.
                                                         On Behalf of The DFA Group Trust
----------------------------------------------- --------------------------------------------------

/s/Richard A. Eustice                           /s/Michael T. Scardina
Name: Richard A. Eustice                        Name: Michael T. Scardina
Title: Vice President and Assistant Secretary   Title: Vice President, Chief Financial Officer and
                                                       Treasurer
----------------------------------------------- --------------------------------------------------
ATTEST:                                         DIMENSIONAL FUNDS PLC
----------------------------------------------- --------------------------------------------------

/s/Richard A. Eustice                           /s/Catherine L. Newell
Name: Richard A. Eustice                        Name: Catherine L. Newell
Title: Vice President and Assistant Secretary   Title: Vice President and Secretary

----------------------------------------------- --------------------------------------------------
ATTEST:                                         DIMENSIONAL FUND ADVISORS LTD.
                                                         On Behalf of Dimensional Funds ICVC
----------------------------------------------- --------------------------------------------------

/s/Richard A. Eustice                           /s/Kamyab Hashemi-Nejad
Name: Richard A. Eustice                        Name: Kamyab Hashemi-Nejad
Title: Vice President and Assistant Secretary   Title: Vice President, Controller and Assistant
                                                       Treasurer
----------------------------------------------- --------------------------------------------------